SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

April 26, 2005 TSX-VENTURE: SBX

Sea Breeze Power Corp.—SEC Form 20-F Accepted For Filing

Sea Breeze Power Corp. is pleased to announce that the company’s 20-F filing with the U.S. Securities and Exchange Commission (“SEC”) has been accepted for filing.

The Company is now responsible for filing its 2004 annual report with the SEC, along with quarterly and ownership reports by all officers, directors and owners of more than 10 % of the Company’s equity securities, as required by the Securities Exchange Act of 1934.

Sea Breeze Power Corp. is a leading developer of renewable energy and merchant transmission in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes.

For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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